2790 Walsh Ave	P 408 579 8700
Santa Clara, CA 95051	F 408 579 8795

Exhibit (a)(5)(B)
June 26, 2017
Dear Stockholder:
On behalf of the board of directors of Miramar Labs, Inc., I am pleased to inform you that on June 11, 2017, Miramar Labs agreed to be acquired by Sientra, Inc. (“Sientra”), pursuant to the terms of an Agreement and Plan of Merger by and among Miramar Labs, Sientra and Desert Acquisition Corporation, a wholly owned subsidiary of Sientra (“Purchaser”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Miramar Labs at a price of (i) $0.3149 per share, in cash, without interest (the “Cash Portion”) and (ii) a contractual contingent value right (a “CVR”), pursuant to the Contingent Value Rights Agreement in the form attached as Annex II to the merger agreement (as it may be amended from time to time, the “CVR Agreement”), to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any applicable withholding and upon the terms and subject to the conditions of the merger agreement.
After successful completion of the tender offer, Purchaser will be merged with Miramar Labs, and any Miramar Labs common stock not purchased in the tender offer will be converted into the right to receive an amount equal to the Offer Price. Unless subsequently extended, the tender offer is scheduled to expire at 8 a.m., Eastern Time on July 25, 2017. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Miramar Labs common stock that, together with the shares then owned by Sientra or Purchaser, if any, represents at least a majority of all then outstanding shares of Miramar Labs common stock.
After careful review, at a meeting held on June 11, 2017, the board of directors of Miramar Labs: (i) determined that the merger agreement and the execution and delivery of the merger agreement and all of the transactions contemplated by the merger agreement, including the tender offer and the merger (collectively, the “Transactions”), are advisable to, and in the best interest of, Miramar Labs and its stockholders; (ii) agreed that the merger agreement shall be subject to Section 251(h) of the Delaware General Corporation Law; (iii) approved the execution, delivery and performance by Miramar Labs of the merger agreement and the consummation of the Transactions; and (iv) resolved to recommend that Miramar Labs’ stockholders tender their shares to Purchaser pursuant to the tender offer. At a further meeting held on June 23, 2017, the board of directors of Miramar Labs agreed that the merger agreement may also be subject to Section 253 of the Delaware General Corporation Law.
Accordingly, and for the other reasons described in more detail in the enclosed copy of Miramar Labs’ solicitation/recommendation statement, the board of directors recommends that Miramar Labs’ stockholders tender their shares to Purchaser pursuant to the tender offer.
The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated June 26, 2017, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.
On behalf of the Miramar Labs' board of directors, we thank you for your support.

Sincerely,

R. Michael Kleine
Chief Executive Officer